SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: December 11, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc.’s REOLYSIN® Exceeds Primary
Statistical Endpoint in U.S. Phase 2 Sarcoma Study
CALGARY, AB, — December 11, 2008 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has exceeded the primary statistical endpoint in its multi-centre Phase 2 clinical trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung.
“The proportion of patients on study with significant, durable, clinically meaningful responses is highly encouraging,” said Dr. Frank Giles, Director of the Institute of Drug Development, the Cancer Therapy and Research Center at the University of Texas Health Science Center, San Antonio, Texas. “This very novel agent has delivered a positive answer to its first critical efficacy question.”
To meet the statistical endpoint, at least three out of 52 patients had to experience stabilization of disease or better for more than six months. Of 33 evaluable patients treated to date, five have experienced stable disease for periods greater than six months, including one patient who has maintained stable disease for more than 16 months. An additional 10 patients have experienced stable disease for periods ranging from three to six cycles (cycle = 28 days). Twelve patients are continuing on study, including the five patients who have been stable for more than six months.

Tumour Type	Months on Study	Best Response
Synovial sarcoma	16*	SD
Ewing’s sarcoma	9*	SD
Osteosarcoma	9*	SD (tumour resection after cycle 4)
Chordoma	6*	SD
Unspecified Spindle Cell	6*	SD

*patients still on study
“We are very pleased to have met the statistical endpoint in our first U.S. Phase 2 study, particularly in such a difficult-to-treat form of cancer,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The interim data indicate that REOLYSIN® is active in various types of metastatic sarcoma, and that late-stage clinical trials are justified.”
Sarcomas are malignant tumors growing from connective tissues, such as cartilage, fat, muscle, or bone. According to the American Cancer Society, only 16.3% of patients with distant spread of sarcoma live longer than five years. There is an unmet medical need for effective treatments for patients with this type of disease.

Clinical Trial Design
The trial (REO 014) is a Phase 2, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® is delivered intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days, every 28 days. Up to 52 patients will be enrolled in the study.
Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies. These include patients with osteosarcoma, Ewing sarcoma family tumours, malignant fibrous histiocytoma, synovial sarcoma, fibrosarcoma and leiomyosarcoma.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II sarcoma clinical trial and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, AB, T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com